NEWS

Sequans Communications Announces
Third Quarter 2019 Financial Results

Signed multi-year strategic agreement with an estimated total value exceeding $35 million; received an upfront payment of $18 million in October

PARIS - November 6, 2019 - 4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced financial results for the third quarter ended Sept 30, 2019.

Third Quarter Highlights:
Revenue: Revenue was $7.5 million, a decrease of 7.8% compared to the second quarter of 2019, primarily due to lower product revenue in Cat 1 IoT, partially offset by an increase in other revenue. Q3 2019 revenue represented a decrease of 27.4% compared to the third quarter of 2018, reflecting primarily the decline in the broadband revenue from emerging markets and lower verticals revenue.

Gross margin: Gross margin was 38.0% compared to 40.1% in the second quarter of 2019, compared to 35.0% in the third quarter of 2018.

Operating loss: Operating loss was $7.5 million compared to an operating loss of $6.6 million in the second quarter of 2019 and an operating loss of $7.9 million in the third quarter of 2018.

Net loss: Net loss was $8.7 million, or ($0.09) per diluted share/ADS, compared to a net loss of $8.9 million, or ($0.09) per diluted share/ADS, in the second quarter of 2019 and a net loss of $8.7 million, or ($0.09) per diluted share/ADS, in the third quarter of 2018.

Non-IFRS Net loss: Excluding the non-cash stock-based compensation, the non-cash impact of convertible debt amendments, effective interest adjustments related to the convertible debt and other financings, and deferred tax benefit or expense related to the convertible debt and other financings, non-IFRS net loss was $7.5 million, or ($0.08) per diluted share/ADS, compared to a non-IFRS net loss of $7.6 million, or ($0.08) per diluted share/ADS in the second quarter of 2019, and a non-IFRS net loss of $8.0 million, or ($0.08) per diluted share/ADS, in the third quarter of 2018.

Cash: Cash and cash equivalents at Sept 30, 2019 totaled $6.3 million. This excludes an upfront payment of $18 million received in October 2019, related to a new strategic agreement that was executed after the quarter closed. Cash and cash equivalents at June 30, 2019 totaled $5.9 million.

“IoT revenue was temporarily affected in Q3 by a short-term channel inventory issue with one Cat 1 customer. We expect this inventory issue to be resolved during Q4, overall Cat 1 demand remains good, and we expect significant growth next year,” said Georges Karam, Sequans CEO. “We continue to see momentum building in Cat M/NB and a major new design win should contribute to our ramp next year. Broadband demand remains steady, and we continue to expect gradual improvement in broadband revenue, mainly from new design wins.

“On the strategic front, we are very pleased to have signed a multi-year non-exclusive license and services agreement with an estimated value exceeding $35 million over 3+ years, subject to Sequans achieving pre-agreed milestones,” added Dr. Karam. “Also, during Q4 we have concluded another strategic agreement, and we see an expanding list of potential new strategic opportunities. This demonstrates a growing recognition that Sequans represents a scarce resource with obvious technology leadership. In addition, we are happy to announce we are sampling our NB-only solution, making us the only company worldwide to offer a complete range of cellular IoT solutions, including NB-only, dual-mode Cat M/NB as well as a fully-optimized Cat 1 solution.”

Sequans reports third quarter 2019 financial results

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q3 2019	%*	Q2 2019	%*	Q3 2018(1)	%*
Revenue	$7.5		$8.1		$10.3
Gross profit	2.8	38.0%	3.3	40.1%	3.6	35.0%
Operating loss	(7.5)	(99.9)%	(6.6)	(81.3)%	(7.9)	(77.1)%
Net loss	(8.7)	(116.5)%	(8.9)	(109.7)%	(8.7)	(84.3)%
Diluted EPS	($0.09)		($0.09)		($0.09)
Weighted average number of diluted shares/ADS	95,082,574		94,970,749		94,533,229
Cash flow from (used in) operations	(1.0)		(5.7)		(1.3)
Cash, cash equivalents and short-term deposit at quarter-end	6.3		5.9		5.2
Additional information on non-cash items:
- Stock-based compensation included in operating result	0.4		0.4		0.4
- Non-cash interest on convertible debt and other financing	1.2		1.0		0.8
- Non-cash impact of convertible debt amendment	—		—		0.3
- Non-cash impact of deferred tax expense (benefit)	(0.3)		(0.2)		(0.8)
Non-IFRS diluted EPS (excludes non-cash stock-based compensation, impact of convertible debt amendments, effective interest adjustments related to the convertible and other debt and embedded derivative, impact of revaluation of interest-free government loan) and related deferred tax benefit (expense)	($0.08)		($0.08)		($0.08)
* Percentage of revenue
(1) Updated from the 2018 earnings release provided on October 30, 2018

Q4 2019 Outlook
The following statement is based on management’s current assumptions and expectations. This statement is forward-looking and actual results may differ materially. Sequans undertakes no obligation to update this statement.

Sequans expects revenue for the fourth quarter of 2019 to show sequential improvement.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the third quarter of 2019 today, November 6, 2019 at 8:00 a.m. EST /14:00 CET. To participate in the live call, analysts and investors should dial 800-230-1059, or 612-234-9959 if outside the U.S. A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until December 6, 2019 by dialing toll free 800-475-6701 or 320-365-3844 from outside the U.S., using the following access code: 472756.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance and potential financing sources. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy and plans, expectations for IoT and Broadband sales, the expected value of a recent strategic agreement, the potential for new strategic transactions and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in

Sequans reports third quarter 2019 financial results

the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) (our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) our ability to remediate material weaknesses in our internal controls relating to the impact of accounting changes relating to deferred tax assets and deferred tax liabilities related to the application of IFRS to deferred taxes on debt instruments with equity components, and (xiii) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, effective interest adjustments related to the convertible debt and other financings, and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading provider of single-mode 4G LTE wireless semiconductor solutions for Internet of Things (IoT) and a wide range of broadband data devices. Founded in 2003, Sequans has developed and delivered seven generations of 4G technology and its chips are certified and shipping in 4G networks around the world. Today, Sequans offers two LTE product lines: StreamliteLTE™, optimized for IoT and M2M devices and StreamrichLTE™, optimized for feature-rich mobile computing and home and portable router devices. The company is based in Paris, France with additional offices in the United States, United Kingdom, Sweden, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports third quarter 2019 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30, 2019	June 30, 2019	Sept 30, 2018 (1)

Revenue :
Product revenue	$5,872	$6,966	$7,526
Other revenue	1,598	1,136	2,759
Total revenue	7,470	8,102	10,285
Cost of revenue
Cost of product revenue	4,234	4,368	6,026
Cost of other revenue	394	482	664
Total cost of revenue	4,628	4,850	6,690
Gross profit	2,842	3,252	3,595
Operating expenses :
Research and development	6,205	5,773	6,750
Sales and marketing	1,857	2,026	2,229
General and administrative	2,245	2,038	2,545

Total operating expenses	10,307	9,837	11,524
Operating loss	(7,465)	(6,585)	(7,929)
Financial income (expense):
Interest income (expense), net	(2,293)	(2,214)	(1,278)
Convertible debt amendment	—	—	(265)
Foreign exchange gain (loss)	874	(303)	58
Loss before income taxes	(8,884)	(9,102)	(9,414)
Income tax expense (benefit)	(179)	(213)	(739)
Loss	$(8,705)	$(8,889)	$(8,675)
Attributable to :
Shareholders of the parent	(8,705)	(8,889)	(8,675)
Minority interests	—	—	—
Basic loss per share	($0.09)	($0.09)	($0.09)
Diluted loss per share	($0.09)	($0.09)	($0.09)
Weighted average number of shares used for computing:
— Basic	95,082,574	94,970,749	94,533,229
— Diluted	95,082,574	94,970,749	94,533,229
(1) Updated from the 2018 earnings release provided on October 30, 2018

Sequans reports third quarter 2019 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended Sept 30,
(in thousands of US$, except share and per share amounts)	2019	2018(1)

Revenue :
Product revenue	$17,519	$25,082
Other revenue	5,091	9,095
Total revenue	22,610	34,177
Cost of revenue
Cost of product revenue	12,177	19,014
Cost of other revenue	1,450	1,902
Total cost of revenue	13,627	20,916
Gross profit	8,983	13,261
Operating expenses :
Research and development	18,135	21,421
Sales and marketing	6,104	7,232
General and administrative	6,196	6,792

Total operating expenses	30,435	35,445
Operating loss	(21,452)	(22,184)
Financial income (expense):
Interest income (expense), net	(6,483)	(3,745)
Convertible debt amendment	—	(265)
Foreign exchange gain (loss)	893	34
Loss before income taxes	(27,042)	(26,160)
Income tax expense (benefit)	(409)	(646)
Loss	$(26,633)	$(25,514)
Attributable to :
Shareholders of the parent	(26,633)	(25,514)
Minority interests	—	—
Basic loss per share	($0.28)	($0.27)
Diluted loss per share	($0.28)	($0.27)
Weighted average number of shares used for computing:
— Basic	94,947,800	93,486,416
— Diluted	94,947,800	93,486,416

(1) Updated from the 2018 earnings release provided on October 30, 2018

Sequans reports third quarter 2019 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Sept 30,	At Dec 31,
(in thousands of US$)	2019	2018

ASSETS
Non-current assets
Property, plant and equipment	$9,110	$6,271
Intangible assets	15,653	12,409
Deposits and other receivables	379	394
Other non-current financial assets	320	337
Total non-current assets	25,462	19,411
Current assets
Inventories	7,396	8,243
Trade receivables	11,948	13,177
Contract assets	3,021	2,707
Prepaid expenses and other receivables	3,995	3,237
Recoverable value added tax	507	565
Research tax credit receivable	2,196	3,148
Cash and cash equivalents	6,251	12,086
Total current assets	35,314	43,163
Total assets	$60,776	$62,574

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 95,163,202 shares authorized, issued and outstanding at September 30, 2019 (94,732,539 shares at December 31, 2018)	$2,393	$2,384
Share premium	233,729	225,470
Other capital reserves	43,135	39,768
Accumulated deficit	(298,669)	(272,036)
Other components of equity	(686)	(605)
Total equity	(20,098)	(5,019)
Non-current liabilities
Government grant advances and loans	6,756	5,674
Venture debt	7,982	11,811
Convertible debt and accrued interest	22,031	19,723
Lease liabilities	2,978	—
Trade payables	1,344	—
Provisions	1,865	1,689
Deferred tax liabilities	937	691
Deferred revenue	445	808
Total non-current liabilities	44,338	40,396
Current liabilities
Trade payables	10,325	9,412
Interest-bearing receivables financing	7,995	10,295
Venture Debt	4,455	823
Convertible debt and accrued interest	6,927	—
Lease liabilities	827	—
Government grant advances and loans	814	688
Other current liabilities	4,223	4,654
Deferred revenue	705	973
Provisions	265	352
Total current liabilities	36,536	27,197
Total equity and liabilities	$60,776	$62,574

Sequans reports third quarter 2019 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Nine months ended Sept 30,
(in thousands of US$)	2019	2018(1)
Operating activities
Loss before income taxes	$(27,042)	$(26,160)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	2,900	2,372
Amortization and impairment of intangible assets	3,310	2,334
Share-based payment expense	1,279	1,505
Increase (decrease) in provisions	68	66
Financial expense (income)	6,483	3,745
Convertible debt amendment	—	265
Foreign exchange loss (gain)	(1,059)	(174)
Loss (Gain) on disposal of property, plant and equipment	(32)	—
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	704	847
Decrease (Increase) in inventories	847	89
Decrease in research tax credit receivable	1,376	407
Increase in trade payables and other liabilities	466	114
Increase (decrease) in deferred revenue	(631)	94
Increase (decrease) in government grant advances	245	(744)
Income tax paid	(247)	(80)
Net cash flow used in operating activities	(11,333)	(15,320)
Investing activities
Purchase of intangible assets and property, plant and equipment	(2,888)	(4,456)
Capitalized development expenditures	(3,537)	(2,224)
Sale (purchase) of financial assets	32	25
Interest received	5	71
Net cash flow used in investments activities	(6,388)	(6,237)
Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	—	30
Public equity offering proceeds, net of transaction costs paid	—	20,840
Proceeds from issuing of warrants, net of transaction costs paid	8,269	—
Proceeds (Repayment of) from interest-bearing receivables financing	(2,300)	2,136
Proceeds from interest-bearing research project financing	1,126	1,574
Proceeds from convertible debt, net of transaction costs	7,970	—
Payment of lease liabilities	(1,048)	—
Repayment of government loans	(335)	(352)
Interest paid	(1,788)	(438)
Net cash flows from financing activities	11,894	23,790
Net increase (decrease) in cash and cash equivalents	(5,827)	2,233
Net foreign exchange difference	(8)	(2)
Cash and cash equivalent at January 1	12,086	2,948
Cash and cash equivalents at end of the period	$6,251	$5,179
(1) Updated from the 2018 earnings release provided on October 30, 2018

Sequans reports third quarter 2019 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Sept 30, 2019	June 30, 2019	Sept 30, 2018 (3)
Net IFRS loss as reported	$(8,705)	$(8,889)	$(8,675)
Add back
Stock-based compensation expense according to IFRS 2 (1)	362	429	446
Non-cash interest on convertible debt and other financing (2)	1,180	1,041	761
Non-cash impact of convertible debt amendment	—	—	265
Non-cash impact of deferred tax income (loss)	(287)	(166)	(817)
	$(7,450)	$(7,585)	$(8,020)
IFRS basic loss per share as reported	($0.09)	($0.09)	($0.09)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.00	$0.00	$0.01
Non-cash interest on convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-cash impact of convertible debt amendment	$0.00	$0.00	$0.00
Non-cash impact of deferred tax income (loss)	$0.00	$0.00	($0.01)
Non-IFRS basic loss per share	($0.08)	($0.08)	($0.08)
IFRS diluted loss per share	($0.09)	($0.09)	($0.09)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.00	$0.00	$0.01
Non-cash interest on convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-cash impact of convertible debt amendment	$0.00	$0.00	$0.00
Non-cash impact of deferred tax income (loss)	$0.00	$0.00	($0.01)
Non-IFRS diluted loss per share	($0.08)	($0.08)	($0.08)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$2	$3	$2
Research and development	110	121	116
Sales and marketing	54	60	66
General and administrative	196	245	262
(2) Related to the difference between contractual and effective interest rates
(3)	Updated from the 2018 earnings release provided on October 30, 2018

Sequans reports third quarter 2019 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Nine months ended Sept 30,
	2019	2018
Net IFRS loss as reported	$(26,633)	$(25,514)
Add back
Stock-based compensation expense according to IFRS 2 (1)	1,279	1,504
Non-cash interest on convertible debt and other financing (2)	3,093	2,177
Non-cash impact of convertible debt amendment	—	265
Non-cash impact of deferred tax income (loss)	(529)	(817)
	$(22,790)	$(22,385)
IFRS basic loss per share as reported	($0.28)	($0.27)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.02
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.02
Non-cash impact of convertible debt amendment	$0.00	$0.00
Non-cash impact of deferred tax income (loss)	$0.00	($0.01)
Non-IFRS basic loss per share	($0.24)	($0.24)
IFRS diluted loss per share	($0.28)	($0.27)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.02
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.02
Non-cash impact of convertible debt amendment	$0.00	$0.00
Non-cash impact of deferred tax income (loss)	$0.00	($0.01)
Non-IFRS diluted loss per share	($0.24)	($0.24)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$7	$8
Research and development	371	382
Sales and marketing	182	219
General and administrative	719	895

(2) Related to the difference between contractual and effective interest rates
(3) Updated from the 2018 earnings release provided on October 30, 2018